Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2021

(Summary of the 2021 Annual Report)

1 Important Notice

1.1 This Results Announcement is a summary of the full version of the 2021 Annual Report. To get a full understanding of the operating results, financial position and future development plans of PetroChina Company Limited (the “Company”), investors should read the full version of the 2021 Annual Report carefully. The full version of the 2021 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the supervisory committee (“Supervisory Committee”) and all the directors (“Directors”), supervisors (“Supervisors”) and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that Liu Yuezhen, a non-executive Director, and Huang Yongzhang, an executive Director and President, were absent from the meeting due to work arrangement, other members of the Board have attended the fourteenth meeting of the eighth session of the Board.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2021, which have been prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (its Chinese name 中國石油天然氣集團公司 having been changed into 中國石油天然氣集團有限公司, abbreviated as “CNPC” before and after the change of name). The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, transmission, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products and non-oil products; and the transmission and sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Chai Shouping	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal code	100007
Telephone	86 (10) 5998 2622	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email address	zhouyunpeng@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall view of the operating results, financial position and cash flow, to procure return for the shareholders, the fourteenth meeting of the eighth session of the Board recommends a final cash dividend of RMB0.09622 yuan (inclusive of applicable tax) per share for 2021 to all shareholders, based on the total share capital of the Company as at December 31, 2021, namely 183,020,977,818 shares. The total amount of cash dividend reaches RMB17.61 billion. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2021 annual general meeting to be held on June 9, 2022.

2 Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

			Unit: RMB million
Items	For the year 2021	For the year 2020	Changes from the preceding year to this year	For the year 2019
Revenue	2,614,349	1,933,836	35.2%	2,516,810
Profit attributable to owners of the Company	92,170	19,006	73,164	45,682
Net cash flows from operating activities	341,469	318,575	7.2%	359,610
Basic earnings per share (RMB)	0.50	0.10	0.40	0.25
Diluted earnings per share (RMB)	0.50	0.10	0.40	0.25
Return on net assets (%)	7.3	1.6	5.7 percentage points	3.7

Items	As at the end of 2021	As at the end of 2020	Changes from the end of the preceding year to the end of this year	As at the end of 2019
Total assets	2,502,262	2,488,126	0.6%	2,732,910
Equity attributable to owners of the Company	1,263,561	1,215,158	4.0%	1,230,156

2.2 Key Financial Data Prepared under CAS

			Unit: RMB million
Items	For the year 2021	For the year 2020	Changes from the preceding year to this year	For the year 2019
Operating income	2,614,349	1,933,836	35.2%	2,516,810
Operating profit	182,180	64,783	117,397	115,520
Net profit attributable to equity holders of the Company	92,161	19,002	73,159	45,677
Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	99,531	(11,991)	111,522	53,485
Net cash flows from operating activities	341,469	318,575	7.2%	359,610
Weighted average returns on net assets (%)	7.4	1.6	5.8 percentage points	3.7
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.50	0.10	0.40	0.25
Diluted earnings per share (RMB)	0.50	0.10	0.40	0.25

Items	As at the end of 2021	As at the end of 2020	Changes from the end of the preceding year to the end of this year	As at the end of 2019
Total assets	2,502,533	2,488,400	0.6%	2,733,190
Equity attributable to equity holders of the Company	1,263,815	1,215,421	4.0%	1,230,428

Items	First Quarter 2021	Second Quarter 2021	Third Quarter 2021	Fourth Quarter 2021
Operating income	551,923	644,658	683,760	734,008
Net profit attributable to equity holders of the Company	27,719	25,317	22,086	17,039
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	28,011	17,220	23,013	31,287
Net cash flows (used in)/generated from operating activities	(1,800)	117,834	110,713	114,722

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2021 was 618,008, consisting of 612,015 holders of A shares and 5,993 registered holders of H shares (including 142 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

Number of shareholders as at the end of 2021	618,008	Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 28, 2022)	634,195

Shareholdings of the top ten shareholders as at the end of 2021

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged, marked or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.42	20,899,426,821	(3)	0	0
CNPC－CSC－17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,965,034		0	3,819,965,034
CNPC－CSC－17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,354		0	2,051,488,354
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128		0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.46	840,233,256		0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0
Central. Huijin Asset Management Ltd.	State-owned legal person	0.11	201,695,000		0	0
Bosera Fund—Ansteel Group Corporation – Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned legal person	0.10	182,729,700		0	0
Huang Changfu	Domestic natural person	0.05	100,000,087		0	0

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

	(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

	(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

	(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2021, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of share holding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136 (L)	Beneficial Owner	90.71	80.25

	H Shares	291,518,000 (L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
The Bank of New York Mellon Corporation (2)	H Shares	1,267,777,801(L)	Interest of Corporation Controlled by the Substantial Shareholder /Approved Lending Agent	6.01	0.69

		892,090,100(S)		4.23	0.49

		345,286,695(LP)		1.64	0.19
BlackRock, Inc. (3)	H Shares	1,238,578,552 (L)	Interest of Corporation Controlled by the Substantial Shareholder	5.87	0.68

		188,000(S)		0.00	0.00

(L) Long position                (S) Short position                （LP）Lending pool

Notes:

(1).

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2).

The Bank of New York Mellon Corporation, through various subsidiaries, had an interest in the H shares of the Company, of which 1,267,777,801 H shares (long position) and 892,090,100 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 345,286,695 H shares (lending pool) were held in its capacity as approved lending agent.

(3).

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,238,578,552 H shares (long position) and 188,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

As at December 31, 2021, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Ownership and Controlling Relationship between the Company and the Ultimate

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

2.6 Bond Not Yet Overdue

Unit: RMB 100 million

Bond Name	Abbreviation	Code	Value Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bond (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bond (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bond (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bond (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bond (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bond (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2019 First Tranche Medium-term Notes (MTN)	19 PetroChina MTN001	101900113.IB	2019-01-24	2024-01-24	100	3.45
2019 Second Tranche MTN	19 PetroChina MTN002	101900114.IB	2019-01-24	2024-01-24	100	3.45
2019 Third Tranche MTN	19 PetroChina MTN003	101900222.IB	2019-02-22	2024-02-22	100	3.66
2019 Fourth Tranche MTN	19 PetroChina MTN004	101900221.IB	2019-02-22	2024-02-22	100	3.66
2019 Fifth Tranche MTN	19 PetroChina MTN005	101900586.IB	2019-04-23	2024-04-23	100	3.96
2020 First Tranche MTN	20 PetroChina MTN001	102000621.IB	2020-04-09	2023-04-09	100	2.42
2020 Second Tranche MTN	20 PetroChina MTN002	102000622.IB	2020-04-09	2023-04-09	100	2.42

Interest Payment and Redemption of Bond during the Reporting Period

The principal and interest of 21 PetroChina SCP001, 21 PetroChina SCP002, 16 PetroChina MTN001, 16 PetroChina 01, 16 PetroChina 03, 16 PetroChina 05 were duly paid. The interest of 20 PetroChina MTN001, 20 PetroChina MTN002, 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 13 PetroChina 02, 12 PetroChina 02, 12 PetroChina 03 was duly paid.

Information on Follow-up Credit Rating of Bonds

During the reporting period, there was no adjustments to the credit rating results of the Company or the bonds issued by the Company made by credit rating agencies.

Indicators Reflecting the Solvency of the Issuer

Main Indicator	As the end of 2021	As the end of 2020
Asset-liability Ratio (%)	43.69	45.07

Main Indicator	2021	2020
Debt-to-EBIDTA Ratio	1.12	0.76
EBITDA Interest Protection Multiples	36.05	17.55

Note on Overdue Debts

☐ Applicable ✓ Not Applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

Despite the continued economic recovery throughout the world during the year of 2021, there was divergence in the development trend of different economies due to the impact from the fluctuating cases in the prevention and control of the Coronavirus Disease 2019 (the “COVID-19”) and the differences between economic policies. There was a stable recovery of the demand in the international crude oil market. The international crude oil prices continued to rebound. The macro-economy of China has been improving and developing on a continued basis. The gross domestic product (GDP) of the year in China increased by 8.1% year-on-year. The demand in refined oil market gradually recovered, basically back to the pre-COVID-19 levels. The demand in the natural gas market continued to grow at a rapid pace.

Taking advantage of the rise in the oil price in the international market, the continued and stable recovery of China’s economy, vigorous demand in oil and gas market and other favourable opportunities, the Group earnestly implemented requirements on high-quality development, coordinated the advancement of, among various other work, production and operation, green and low-carbon transformation, reform and innovation, quality and profitability enhancement, safety and environmental protection and epidemic prevention. The operation of the oil and gas business, the two industry chains, was stable with profits. The management of ESG issues continued to improve. The operating results in 2021 were the best among the last 7 years. In 2021, the Group achieved a revenue of RMB2,614,349 million, representing an increase of 35.2% as compared with last year, and the net profit attributable to equity holders of the Company was RMB92,170 million, representing an increase by RMB73,164 million as compared with last year. The structure of asset and liability was further optimized, and the financial position of the Group continued to be stable and health. The Group maintained robust cash flow, with free cash flow seeing a year-on-year increase of 13.8%.

3.1.1 Market Review

(1) Crude Oil Market

In 2021, as demand for oil in global market gradually recovered and inventories decreased significantly, the supply-and-demand fundamentals in the market continued to improve. Supported by the abundant global liquidity and the larger-than-expected boost by European energy crisis by the end of this year, oil price in the international market had a sharp rise as compared with last year. The annual average spot price of North Sea Brent crude oil was US$70.91 per barrel, representing an increase of 69.7% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$68.12 per barrel, representing an increase of 73.4% as compared with last year.

Statistics from the National Development and Reform Commission (the “NDRC”) showed that the domestic output of crude oil was 198.98 million tons in 2021, representing an increase of 2.4% as compared with last year.

(2) Refined Products Market

In 2021, the domestic macro-economy remained stable with good momentum for growth, which helped the gradual recovery of demand for refined oil. Together with the stable supply of refined oil in domestic market, the oversupply situation eased. Export quota of refined oil contracted by 36% with net exports of refined oil declining for the first time in the last decade.

Statistics from NDRC and National Bureau of Statistics of China showed that in 2021, 703.55 million tons of crude oil were processed, representing an increase of 4.3% as compared with last year; the apparent consumption of refined oil was 341.48 million tons, representing an increase of 3.2% as compared with last year, among which that of gasoline and diesel oil had an increase of 5.7% and 0.5%, respectively, as compared with last year, respectively. The price trend of domestic refined oil remained basically the same as that of oil price in the international market. The PRC adjusted the domestic prices of gasoline and diesel 21 times. The price of gasoline standard product and that of diesel standard product by RMB1,485 yuan per ton and RMB1,430 yuan per ton accumulatively.

(3) Chemical Products Market

In 2021, the price of the global energy and commodities soared significantly, which led the price of the domestic chemical market to rise as a whole; by the end of the year, as the prices of principal products, such as polyolefins, fell, the profit margin narrowed. The operation of the chemical products market improved generally, and the demand of new materials and new technologies promoted the transformation and upgrading of the industry.

(4) Natural Gas Market

In 2021, affected by the recovery of economy, the control of epidemic and the recovery of oil prices and other factors, the demand for natural gas in the global market recovered strongly. As a result, supply and demand of natural gas market showed regional structural strain. The price of the natural gas remained at the high end. Under the effect of macro-economy, environmental policies, and the strategy of “dual carbon”, the domestic demand of natural gas maintained rapid growth.

Statistics from NDRC showed that in 2021, the output of domestic natural gas was 205.3 billion cubic meters, representing an increase of 8.2% as compared with last year, the import volume of natural gas was 121.36 million tons, representing an increase of 19.9% as compared with last year, and the apparent consumption was 372.6 billion cubic meters, representing an increase of 12.7% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration and Development

In 2021, the Group adhered to innovation-driven development in the domestic exploration and development business, vigorously enhanced the exploration and development of oil and gas, and spared no efforts to promote profitable exploration and increase oil and gas reserves and output. We achieved multiple breakthroughs and important discoveries in Ordos, Tarim, Junggar, Sichuan and other key basins, implemented various large-scale reserve areas, thereby significantly improving the reserve replacement rate. We deeply promoted the stable output in the existing oil and gas fields as well as profitable capacity construction in new fields. We continued to maintain the stable output of oil while increasing that of natural gas, as a result of which the proportion of the natural gas output continuously rose. In 2021, the domestic business achieved a crude oil output of 753.4 million barrels, representing an increase of 1.3% as compared with last year, the marketable natural gas output of 4,222.2 billion cubic feet, representing an increase of 5.7% as compared with last year, and the oil and natural gas equivalent output of 1,457.4 million barrels, representing an increase of 3.4% as compared with last year.

We actively developed new energy business, established the Shenzhen Institute for New Energy Research, actively promoted the development of new energy and new industry-related projects and continued to improve the development and utilization capacity of new energy. The Yumen photovoltaic power generation project with 200,000 KW was completed and put into operation, a breakthrough which marked the start of external clean electricity supply. The Beijing-Tianjin-Hebei geothermal heating demonstration base, and a batch of wind and photovoltaic power generation projects and CCUS projects in Jilin and Daqing progressed steadily.

Overseas Oil and Gas

In 2021, the Group’s overseas oil and gas business developed steadily. Important discoveries have been made in various projects such as Niger and Chad. The exploitation of oil and gas was promoted in an orderly manner. Newly-built projects such as PSA in Chad were put into production, and partial interests in Rumaila project was obtained. A number of low profitability projects were transferred and disposed. As a result, the structure of overseas oil and gas assets was continuously optimized. In 2021, the crude oil output from overseas operations amounted to 134.5 million barrels, representing a decrease of 24.4% as compared with last year, the output of marketable natural gas was 197.8 billion cubic feet, representing a decrease of 12.9% as compared with last year; and the output of oil and gas equivalent was 167.4 million barrels, representing a decrease of 22.4% as compared with last year, accounting for 10.3% of the total oil and natural gas equivalent output of the Group. The large decrease in overseas oil and gas production was mainly due to the impact of increase in international oil prices, the decrease in product sharing of certain overseas projects and the production restriction policies in some resource-rich countries.

In 2021, the Group’s crude oil output amounted to 887.9 million barrels, representing a decrease of 3.7% as compared with last year. The marketable natural gas output reached 4,420.0 billion cubic feet, representing an increase of 4.7% as compared with last year. The oil and natural gas equivalent output amounted to 1,624.8 million barrels, generally the same with that in last year. As at the end of the reporting period, the total area to which the Group had the right of prospecting and mining of oil and natural gas (including coalbed methane) amounted to 263.4 million acres, among which the area of prospecting was 227.0 million acres and the area of mining was 36.4 million acres. The net number of wells in the process of being drilled was 615. The number of multi-completed wells during the reporting period was 7,172.

Summary of Operations of the Exploration and Production Segment

	Unit	2021	2020	Year-on-year change (%)
Crude oil output	Million barrels	887.9	921.8	(3.7)
of which: domestic	Million barrels	753.4	743.8	1.3
overseas	Million barrels	134.5	178.0	(24.4)
Marketable natural gas output	Billion cubic feet	4,420.0	4,221.0	4.7
of which: domestic	Billion cubic feet	4,222.2	3,993.8	5.7
overseas	Billion cubic feet	197.8	227.2	(12.9)
Oil and natural gas equivalent output	Million barrels	1,624.8	1,625.5	—
of which: domestic	Million barrels	1,457.4	1,409.7	3.4
overseas	Million barrels	167.4	215.8	(22.4)
Proved reserves of crude oil	Million barrels	6,064	5,206	16.5
Proved reserves of natural gas	Billion cubic feet	74,916	76,437	(2.0)
Proved developed reserves of crude oil	Million barrels	5,375	4,654	15.5
Proved developed reserves of natural gas	Billion cubic feet	42,576	42,077	1.2

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2021, the Group’s refining business adhered to market orientation; production and sales activities were closely connected. The Company actively promoted the reduction of refined business and increase in chemical business, further reduced the yield of refined oil, and continued to optimize the structure of refining products. The diesel-gasoline production ratio dropped to 0.98, and the output of aviation kerosene, lube base oil and paraffin was greatly increased. The Company continuously optimized the allocation of resources and insisted on allocating more crude oil resources to enterprises with good profitability. In 2021, the Group processed 1,225.0 million barrels of crude oil, representing an increase of 4.0% as compared with last year. Among that, 684.0 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 55.8%, which showed good synergic effects. In 2021, the Group produced 108.712 million tons of refined oil, representing an increase of 1.6% as compared with last year.

The chemical business, by closely monitoring market demand and price changes and forecasting market trends, maintained high-load operation of its chemical plants, and increased production and sales of high-value-added chemical products when appropriate. The Company actively promoted the new material business, established the Shanghai Institute for New Materials, strengthened scientific and technological innovation, launched a number of technological research and actively carried out R&D of new chemical products and new materials. The Group also proactively changed the operation philosophy, developed marketing strategies for chemical products on a region-by-region basis, promoted the online operation of “PetroChina e-Chemical”, actively expanded high-end market and end-customer channel of chemical products. In 2021, the volume of chemical products of the Group increased by 6.7% as compared with last year. The output of products, such as ethylene, synthetic resin, synthetic rubber and urea, increased to some extent as compared with last year. The output of functional synthetic resin, high-performance synthetic rubber, special fibers, high-end carbon materials and other new materials increased significantly.

The Changqing and Tarim ethane-to-ethylene projects were completed and put into operation, and the construction of Guangdong Petrochemical and other key projects was accelerated.

Summary of Production of the Refining and Chemicals Segment

	Unit	2021	2020	Year-on-year change (%)
Processed crude oil	Million barrels	1,225.0	1,177.5	4.0
Gasoline, kerosene and diesel output	’000 tons	108,712	107,042	1.6
of which: Gasoline	’000 tons	49,388	46,280	6.7
Kerosene	’000 tons	11,079	10,043	10.3
Diesel	’000 tons	48,245	50,719	(4.9)
Crude oil processing load	%	82.5	79.9	2.6 percentage points
Light products yield	%	77.0	78.4	(1.4) percentage points
Refining yield	%	93.9	93.5	0.4 percentage point
Ethylene	’000 tons	6,713	6,345	5.8
Synthetic Resin	’000 tons	10,903	10,287	6.0
Synthetic fibre materials and polymers	’000 tons	1,146	1,278	(10.3)
Synthetic rubber	’000 tons	1,044	1,001	4.3
Urea	’000 tons	2,422	2,163	12.0

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2021, the Group’s marketing business enhanced the efforts of marketing, and made every effort to expand the sales and improve the profitability based on ensuring the smooth operation of the industrial chains. It actively innovated the business model, accelerated the promotion and application of direct wholesale APP, flexibly adjusted gasoline and diesel marketing strategies, put into use the first batch of commercial intelligent fuelling robots and continued to improve the quality and efficiency of retailing business. The Group strengthened the development of gas stations in markets where it has an advantage with high profitability. The number of gas stations in operation reached 22,800. Development of new energy business was accelerated, with the first integrated service demonstration station for oil, gas, hydrogen, electricity and non-oil business completed and put into operation in Beijing. Furthermore, a number of hydrogen refuelling stations, battery-swap stations and photovoltaic stations were put into operation. The Group intensified integration and mutual market promotion of oil and non-oil businesses, promoted the marketing of its own commodities, poverty alleviation commodities and specialty commodities, and the gross profit of non-oil business increased significantly as compared with last year.

International Trading Operations

In 2021, the international trading business of the Group focused on domestic and overseas resources and markets, deepened global integration and cooperation, optimized supply chain management, strengthened sales of oil and gas, optimized the pace of refined oil exports, and expanded overseas markets for refining and chemical products.

In 2021, the sales volume of gasoline, kerosene and diesel of the Group achieved a total of 163.307 million tons, representing an increase of 1.3% as compared with last year, of which the domestic sales of gasoline, kerosene and diesel were 112.493 million tons, representing an increase of 6.2% as compared with last year.

Summary of Operations of the Marketing Segment

	Unit	2021	2020	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	163,307	161,230	1.3
of which: Gasoline	’000 tons	65,981	66,084	(0.2)
Kerosene	’000 tons	15,598	14,350	8.7
Diesel	’000 tons	81,728	80,796	1.2
Domestic sales volume of gasoline, kerosene and diesel	’000 tons	112,493	105,896	6.2
of which: Gasoline	’000 tons	52,626	49,188	7.0
Kerosene	’000 tons	9,005	8,331	8.1
Diesel	’000 tons	50,862	48,377	5.1
Market share in domestic retail market	%	35.3	35.9	(0.6) percentage point
Sales volume per service station	Tons/day	8.05	8.48	(5.1)

	Unit	December 31, 2021	December 31, 2020	Year-on-year change (%)
Number of service stations	Units	22,800	22,619	0.8
Among which: owned service stations	Units	20,734	21,042	(1.5)
Number of convenience stores	Units	20,178	20,212	(0.2)

(4) Natural Gas and Pipeline

In 2021, the Group’s natural gas and pipeline business, seizing the favourable opportunities of recovery of the demand in markets, vigorously developed wholesale and retail markets as well as direct supply and sales customers, strengthened oil and gas mixing, gas-electricity integration and integration of gas-electricity and new energy, and actively carried out online bidding transactions. The Group continued to optimize the structure of the gas resources, and effectively ensured the safe and stable supply of natural gas. The construction of key projects was promoted in an orderly manner. The Tangshan LNG emergency peak management and guarantee project, the third phase of the Jiangsu LNG terminal stations and related branch pipelines were completed and put into operation.

In 2021, the Group sold 273.974 billion cubic metres of natural gas, representing an increase of 10.1% as compared with the same period last year. Among that, 194.591 billion cubic metres were sold in domestic market, representing an increase of 12.7% as compared with the same period last year. By the end of 2021, the Group’s domestic oil and gas pipelines measured a total length of 26,076 km, consisting of 17,329 km of natural gas pipelines, 7,340 km of crude oil pipelines and 1,407 km of refined oil pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections hereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2021, the Group achieved a revenue of RMB2,614,349 million, representing an increase of 35.2% as compared with last year. Net profit attributable to equity holders of the Company was RMB92,170 million, representing an increase of 385.0% as compared with last year. Basic earnings per share were RMB0.50 yuan, representing an increase of RMB0.40 yuan as compared with last year.

Revenue The revenue of the Group was RMB2,614,349 million for 2021, representing an increase of 35.2% as compared with last year. This was primarily due to the increase in the sales volume, the sharp rise in selling prices of most of the oil and gas products of the Group, and the outstanding work results of quality and profitability enhancement. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2021 and 2020 and their respective percentage of change:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2021	2020	Percentage of Change (%)	2021	2020	Percentage of Change (%)
Crude oil*	158,342	158,266	Generally even	3,198	2,070	54.5
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)**	2,739.74	2,487.45	10.1	1,729	1,170	47.8
Gasoline	65,981	66,084	(0.2)	7,018	5,561	26.2
Diesel	81,728	80,796	1.2	5,395	4,221	27.8
Kerosene	15,598	14,350	8.7	3,661	2,652	38.0
Polyethylene	5,808	5,659	2.6	7,835	6,725	16.5
Polypropylene	4,272	4,200	1.7	7,830	7,002	11.8
Lubricant	1,565	1,404	11.5	6,858	6,426	6.7

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.
**

The natural gas listed above represents all the external sales volume of natural gas of the Group. The large increase in average realised prices was mainly due to a significant increase in overseas re-export trade prices. The domestic sales price of natural gas increased by 6.5% as compared with last year.

Operating Expenses Operating expenses for 2021 was RMB2,453,196 million, representing an increase of 32.0% as compared with last year, of which:

Purchases, Services and Other Purchases, services and other for 2021 was RMB1,770,019 million, representing an increase of 39.6% as compared with last year. This was primarily due to the increase of expenses for purchasing oil and gas products and trading expenses, along with the increase in the sales volume of the oil and gas products and the prices of the raw materials.

Employee Compensation Costs Employee compensation costs (including salaries of employees and cost of market-oriented temporary and seasonal contractors, various types of insurance, housing provident fund, training fees and other additional costs ) for 2021 was RMB154,835 million, representing an increase of 4.9% as compared with last year. This was primarily due to the fact that the State introduced temporary preferential policy for social insurance in 2020 in response to the COVID-19, which expired in 2021, and that employee’s compensation in 2021 changed in tandem with the Group’s operating results.

Exploration Expenses Exploration expenses for 2021 was RMB24,248 million, representing an increase of 25.4% as compared with last year. This was primarily due to the fact that the Group strengthened its efforts in terms of exploration and development and vigorously promoted the increase in both reserve and production of oil and gas.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation for 2021 was RMB231,269 million, representing an increase of 8.1% as compared with last year.

This was primarily due to the combined effect of the increase in assets, the structural change in oil and gas resources and the impairment in assets.

Selling, General and Administrative Expenses Selling, general and administrative expenses for 2021 was RMB57,802 million, representing a decrease of 10.2% as compared with last year. This was primarily due to the fact that the Group further promoted the improvement of quality and profitability, and the decrease in non-production expenses.

Taxes other than Income Taxes Taxes other than income taxes for 2021 was RMB228,003 million, representing an increase of 16.4% as compared with last year, among which the consumption tax for 2021 was RMB161,623 million, representing an increase of 11.1% as compared with last year; the resource tax for 2021 was RMB23,723 million, representing an increase of 28.5% as compared with last year; and crude oil special gain levy for 2021 increased by RMB4,477 million as compared with last year to RMB4,655 million.

Other Income, net Other income, net for 2021 was RMB12,980 million, representing a decrease of 74.5% as compared with last year, primarily due to the comprehensive influence of the gains from the transaction of pipeline assets of Kunlun Energy Company Limited (“Kunlun Energy”), a subsidiary of the Group, in 2021 and the gains from the pipeline assets restructuring of the Group in 2020

Profit from Operations The profit from operations for 2021 was RMB161,153 million, representing an increase of 112.2% as compared with last year.

Net Exchange Gain Net exchange gain for 2021 was RMB538 million, representing an increase of 398.1% as compared with last year. This was primarily due to the impact of fluctuation in exchange rate of US Dollar against Renminbi.

Net Interest Expense Net interest expense for 2021 was RMB16,755 million, representing a decrease of 28.7% as compared with last year, primarily due to the control of the scale of interest-bearing debts, optimization of debt structure, and reduction of cost of debts by the Group.

Profit Before Income Tax Expense Profit before income tax expense for 2021 was RMB158,203 million, representing an increase of 182.1% as compared with last year.

Income Tax Expense The income tax expense for 2021 was RMB43,507 million, representing an increase of 92.6% as compared with last year, which was primarily due to the sharp increase in the Group’s profit before income tax expense over the same period last year.

Profit for the Year Net profit for 2021 was RMB114,696 million, representing an increase of 242.5% as compared with last year.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests for 2021 was RMB22,526 million, representing an increase of 55.6% as compared with last year, which was primarily due to the sharp increase of profits of subsidiaries of the Company with the rise of the prices of oil and gas over the same period last year.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company for 2021 was RMB92,170 million, representing an increase of 385.0% as compared with last year.

(2) Segment Results

Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2021 was RMB688,334 million, representing an increase of 29.7% as compared with last year, which was primarily due to the increase in the prices of oil and gas products and the rise in the sales volume of natural gas. In 2021, the crude oil imported under the Exploration and Production segment of the Group amounted to 37.13 million tons, representing a decrease of 4.9% as compared with last year. The revenue from the sales was RMB119,547 million for 2021, representing an increase of 40.5% as compared with last year.

The average realised crude oil price of the Group in 2021 was US$65.58 per barrel, representing an increase of 62.6% as compared with last year.

Operating Expenses Operating expenses of the Exploration and Production segment for 2021 was RMB619,882 million, representing an increase of 22.1% as compared with last year, which was primarily due to the increase in procurement expenses and taxes other than income taxes. In 2021, the cost from importing crude oil of the Exploration and Production segment of the Group amounted to RMB119,354 million, representing an increase of 38.2% as compared with last year.

In 2021, the unit oil and gas lifting cost of the Group was US$12.30 per barrel, representing an increase of 10.8% as compared with last year. Excluding the impact of exchange rate of US Dollar against Renminbi, the year-on-year increase rate was 3.6%.

Profit from Operations In 2021, the Exploration and Production segment, by actively adapting to the requirements of “carbon peaking and carbon neutrality” in domestic business, steadily promoted the transformation of oil and gas business to the green and low-carbon track. It continuously optimized the structure of oil and gas products and vigorously strengthened natural gas exploration and development, as a result, the natural gas output increased at a rapid pace with both output and profit rising. In overseas business, the Group also actively carried out follow-up evaluation of the profitability of oil and gas projects, and strived to optimize the asset structure. It continued to strengthen cost management and control and continuously enhanced its ability to create profitability. In 2021, the Exploration and Production segment realised an operating profit of RMB68,452 million, representing an increase of 196.4% as compared with last year.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment for 2021 was RMB974,972 million, representing an increase of 25.8% as compared with last year, primarily due to the rise in the price of the refined and chemical products, and the increase in the sales volume of certain products. In particular, the operating income of the refining business was RMB736,004 million, representing an increase of 23.9% as compared with last year; the operating income of the chemical business was RMB238,968 million, representing an increase of 32.2% as compared with last year.

Operating Expenses Operating expenses of the Refining and Chemicals segment for 2021 was RMB925,232 million, representing an increase of 19.1% as compared with last year, primarily due to the increase in the procurement costs of crude oil and feedstock, as well as the increase in taxes other than income taxes.

In 2021, the cash processing cost of refineries of the Group was RMB166.65 per ton, representing an increase of 1.7% as compared with last year, primarily due to the increase in the price of fuel power.

Profit from Operations In 2021, the Refining and Chemicals segment adhered to market orientation, centralised in profitability, continued optimizing production and operation and improving profitability, and vigorously strengthened its control over costs and expenses. The Refining and Chemicals segment in 2021 realised operating profits of RMB49,740 million, increasing by RMB51,574 million from last year, which is primarily due to the increase in sales volume and gross profit of the products. Among that, the refining business recorded an operating profit of RMB37,730 million, increasing by RMB50,531 million from last year; while the chemical business realised an operating profit of RMB12,010 million, representing an increase of RMB1,043 million as compared with last year.

Marketing

Revenue The revenue of the Marketing segment for 2021 was RMB2,170,062 million, representing an increase of 44.9% as compared with last year, primarily due to the increase in the price and sales volume of refined oil.

Operating Expenses Operating expenses of the Marketing segment for 2021 was RMB2,156,785 million, representing an increase of 43.7% as compared with last year, primarily due to the increase in the expenditure arising from the external purchase of refined oil.

Profit from Operations In 2021, the Marketing segment, by taking advantage of the gradual recovery of the demand for refined oil in domestic market, vigorously strengthened its efforts in targeted marketing and actively developed retail and end customers. By coordinating both domestic and international market, the Group arranged the wholesale and export of refined oil on a reasonable basis; in addition to optimizing the allocation and distribution of refined oil, the Group also endeavoured to control the marketing expenses. In 2021, the Marketing segment recorded an operating profit of RMB13,277 million, representing an increase of RMB16,183 million, as compared with last year.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB417,022 million for 2021, representing an increase of 12.5% as compared with last year, primarily due to the increase in both sales volume and price of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB373,057 million for 2021, representing an increase of 25.0% as compared with last year, primarily due to the increase in the expenditure of natural gas purchase.

Profit from Operations In 2021, the Natural Gas and Pipeline segment, by taking advantage of stable growth of domestic economy and market demand recovery, actively developed direct sales and end customers, continuously improved service quality, and strived to increase sales volume. The Group vigorously strengthened control over the natural gas procurement cost and continued to improve sales profitability. The Group successfully completed the closing of the equity transfer in the pipeline assets of Kunlun Energy. The operating profit was RMB43,965 million, representing a decrease of 39.3% as compared with last year, which was primarily due to the decrease of the revenue from the pipeline asset restructuring of 2021 as compared with that of 2020. In 2021, the imported natural gas business of the Group recorded a loss of RMB7,212 million, representing a reduction in loss of RMB6,947 million as compared with last year. The Group will take effective measures to continue its efforts to control the loss of its imported natural gas business.

In 2021, the Group’s international operations (Note) realised a revenue of RMB987,733 million, accounting for 37.8% of the Group’s total revenue. Profit before income tax expenses amounted to RMB8,836 million, accounting for 5.6% of the Group’s profit before taxes. The Group’s international operations maintained a stable development with continuous improvement in its abilities of international operation.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2021	As at December 31, 2020	Percentage of Change
	RMB million	RMB million	%
Total assets	2,502,262	2,488,126	0.6
Current assets	480,838	486,767	(1.2)
Non-current assets	2,021,424	2,001,359	1.0
Total liabilities	1,093,393	1,121,505	(2.5)
Current liabilities	518,158	605,418	(14.4)
Non-current liabilities	575,235	516,087	11.5
Equity attributable to owners of the Company	1,263,561	1,215,158	4.0
Share capital	183,021	183,021	—
Reserves	308,560	304,182	1.4
Retained earnings	771,980	727,955	6.0
Total equity	1,408,869	1,366,621	3.1

Total assets amounted to RMB2,502,262 million, representing an increase of 0.6% from that as at the end of 2020, of which:

Current assets amounted to RMB480,838 million, representing a decrease of 1.2% from that as at the end of 2020, primarily due to the decrease in held-for-sale assets resulting from the closing of the transfer of equity in Kunlun Energy pipeline assets.

Non-current assets amounted to RMB2,021,424 million, representing an increase of 1.0% from that as at the end of 2020, primarily due to the increase in the investment in associate companies and joint ventures.

Total liabilities amounted to RMB1,093,393 million, representing a decrease of 2.5% from that as at the end of 2020, of which:

Current liabilities amounted to RMB518,158 million, representing a decrease of 14.4% from that as at the end of 2020, primarily due to the fact that the Group continued to optimize the asset and liability structure, and the decrease in the amount of short-term borrowings.

Non-current liabilities amounted to RMB575,235 million, representing an increase of 11.5% from that as at the end of 2020, primarily due to the increase in long-term borrowings and asset disposal liabilities.

Equity attributable to owners of the Company amounted to RMB1,263,561 million, representing an increase of 4.0% from that as at the end of 2020, primarily due to the increase in retained earnings.

(4) Cash Flows

As at December 31, 2021, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2021 and 2020 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2021	2020
	RMB million	RMB million
Net cash flows from operating activities	341,469	318,575
Net cash flows used for investing activities	(213,032)	(181,986)
Net cash flows used for financing activities	(107,971)	(99,400)
Translation of foreign currency	(2,308)	(4,967)
Cash and cash equivalents at end of the year	136,789	118,631

Net Cash Flows from Operating Activities

The net cash flows of the Group from operating activities in 2021 amounted to RMB341,469 million, representing a year-on-year increase of 7.2%. This was mainly due to the combined impact from the change in profit and working capital during the reporting period. As at December 31, 2021, the Group had cash and cash equivalents of RMB136,789 million. The cash and cash equivalents were mainly denominated in US Dollar and Renminbi (approximately 36.7% were denominated in US Dollar, approximately 58.5% were denominated in Renminbi, approximately 3.8% were denominated in HK Dollar and approximately 1.0% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2021 amounted to RMB213,032 million, representing an increase of 17.1% as compared with last year, which was primarily due to the combined effects of the increase in capital expenditures and pipeline assets restructuring.

Net Cash Flows Used for Financing Activities

The net cash used by the Group for financing activities in 2021 was RMB107,971 million, representing an increase of 8.6% as compared with last year. This was primarily due to the optimization of the Group’s debt structure and the decrease of new long-term and short-term borrowings.

The net borrowings of the Group as at December 31, 2021 and December 31, 2020, respectively, were as follows:

	As at December 31, 2021	As at December 31, 2020
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	53,275	117,542
Long-term borrowings	287,175	251,379

Total borrowings	340,450	368,921

Less: Cash and cash equivalents	136,789	118,631

Net borrowings	203,661	250,290

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2021	As at December 31, 2020
	RMB million	RMB million
Within 1 year	58,923	124,777
Between 1 and 2 years	53,250	53,526
Between 2 and 5 years	226,124	188,012
After 5 years	28,053	27,894

	366,350	394,209

Of the total borrowings of the Group as at December 31, 2021, approximately 38.7% were fixed-rate borrowings and approximately 61.3% were floating-rate borrowings. Of the borrowings as at December 31, 2021, approximately 70.0% were denominated in Renminbi, approximately 27.9% were denominated in US Dollar, and approximately 2.1% were denominated in other currencies.

As at December 31, 2021, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings + total equity), interest-bearing borrowings include various short-term and long-term borrowings) was 19.5% (21.3% as at December 31, 2020).

(5) Capital Expenditures

In 2021, the Group, by adhering to the principle of investing on a rigorous, precise and profitable basis, continued to improve its level of investment management, continuously optimized the investment structure and strived to improve investment profitability. In 2021, the capital expenditures of the Group amounted to RMB251,178 million, representing an increase of 1.9% as compared with last year. The table below sets out the capital expenditures of the Group for 2021 and 2020 and estimated capital expenditure of each business segment for 2022.

	2021		2020		Estimated amount for 2022
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	178,259	70.97	186,620	75.71	181,200	74.88
Refining and Chemicals	54,487	21.69	21,810	8.85	44,500	18.39
Marketing	10,982	4.37	16,294	6.61	7,500	3.10
Natural Gas and Pipeline	6,750	2.69	21,143	8.58	8,000	3.30
Head Office and Other	700	0.28	626	0.25	800	0.33

Total	251,178	100.00	246,493	100.00	242,000	100.00

*

If investments related to geological and geophysical exploration costs are included, the capital expenditures for the Exploration and Production segment for each of 2021 and 2020 and the estimated amount for 2022 would be RMB189,951 million, RMB197,019 million and RMB193,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2021 amounted to RMB178,259 million, which were primarily used for the exploration and development with scale benefit and profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promoting new energy projects such as alternative clean energy projects; and exploration, development and operation of existing projects in overseas cooperation areas such as the Middle East, Central Asia, America and the Asia Pacific region.

It is estimated that the capital expenditures for the Exploration and Production segment for 2022 will be RMB181,200 million, which will be primarily for the continuously exploration and development with scale benefit and profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promoting new energy projects including clean electricity and CCUS. In adherence to the principle of optimised development, overseas operations will continue to focus on the operation of existing projects in cooperation areas such as the Middle East, Central Asia, America and the Asia Pacific region when seeking opportunities to obtain high-quality new projects.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2021 amounted to RMB54,487 million, which were primarily used for Guangdong Petrochemical integration project of refining and chemicals, Changqing and Tarim ethane-to-ethylene projects, and other expansion and construction of large-scale refining and chemical projects such as ethylene, as well as transformation and upgrading projects related to refining reduction and chemical increase and new materials and new technologies.

It is estimated that the capital expenditures for the Refining and Chemicals segment for 2022 will be RMB44,500 million, which will be used primarily for Guangdong Petrochemical integration project of refining and chemicals, the construction of large-scale refining and chemical projects such as Jilin Petrochemical and Guangxi Petrochemical Ethylene projects, as well as transformation and upgrading projects related to refining reduction and chemical increase and new materials and new technologies.

Marketing

Capital expenditures for the Group’s Marketing segment for 2021 amounted to RMB10,982 million, which were mainly used for the network for the sales of end-products within the domestic refined oil markets, expansion of new energy projects such as hydrogen fuelling stations and the equipment construction of overseas oil and gas storage and sales.

It is estimated that the capital expenditures for the Marketing segment for 2022 will be RMB7,500 million used primarily for the network expansion for the sales of end-products within the domestic refined oil markets, expansion of new energy projects such as hydrogen refuelling stations and the equipment construction of overseas oil and gas storage and sales.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2021 amounted to RMB6,750 million, which were mainly used for construction of LNG receiving stations, natural gas branch lines, market development projects for urban gas terminals, and new energy collaborative projects such as natural gas power generation.

It is estimated that capital expenditures for the Natural Gas and Pipeline segment for 2022 will be RMB8,000 million, which will be used primarily for construction of LNG receiving stations, natural gas branch lines, market development projects for urban gas terminals, and the integration project of natural gas power generation and new energy, etc.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2021 were RMB700 million, which were primarily used for improvement of scientific research facilities and construction of the IT system.

It is estimated that the capital expenditures for the Head Office and Other segment of the Group for 2022 will be RMB800 million, which will be used primarily for improvement of research facilities and construction of the IT system.

3.1.4 Business Prospects

In 2022, the global economy is expected to continue to recover but at a lower growth pace. Affected by the changing situation in terms of the supply of and demand for oil and gas, geopolitical turmoil and other factors, international oil and gas prices are expected to remain at high-end, while fluctuating in a wider range and more frequently. The fundamentals for the long-term improvement of Chinese economy will remain unchanged, and the natural gas market under the low-carbon strategy will maintain a relatively rapid growth. Facing various opportunities and challenges, the Group will adhere to new development concept, actively integrate itself into the new development landscape and implement the requirements for high-quality development by vigorously carrying out the five development strategies of innovation, resources, market, internationalization, green and low-carbon. The Group will endeavour to develop its principal businesses, strengthen enterprise management, carry out reform and innovation, improve quality and enhance profitability, promote green transformation, digital transformation and risk prevention, and strive to create value for shareholders.

In terms of Exploration and Production Business, the Group will adhere to high-profitability exploration, continue to stabilize oil and increase gas, increase risk exploration efforts in key areas, and strengthen the concentrated exploration activities in reserve-increasing areas such as Ordos Mesozoic conventional oil, Songliao Gulong shale oil, Tarim Bozi-Dabei and the northern slope of the central Sichuan paleo-uplift conventional gas. We also focus on exploration in Shawan New Formation of Mahu Lake Junggar, Sichuan Qixia-Maokou and other strategic replacement areas, and strive to achieve strategic discoveries and breakthroughs. The Group will strive to improve the reserve replacement rate. It will adhere to profitable development, strive to control the decline rate, improve the recovery rate, focus on optimizing the production capacity structure and layout, and build capacity on a centralized and profitability-focused basis, and construct in a high-quality manner for key capacity projects such as Mahu, Fuman, Hetao, and Sulige, striving to realise the steady increase of crude oil production and rapid increase of natural gas production. The Group will promote the construction of shale oil demonstration zones such as Qingcheng, Jimsar, and Gulong with high standards, and make every effort to organise the large-scale and stable production of shale gas in southern Sichuan. In 2022, we plan to reach the crude oil output of 898.6 million barrels and the marketable natural gas output of 4,625.1 billion cubic feet, with a total oil and natural gas equivalent output of 1,669.7 million barrels.

In terms of Refining and Chemicals Business, the Group will keep up with the change in market demands, continue to promote transformation and upgrading, coordinate to optimize resource allocation and operation organisation, flexibly control the diesel-to-gasoline ratio, promote the production increase and mutual supply of raw material for chemical, and strive to maintain high-load operation of chemical plants. The Group will increase the production and sales of high-profitability refined products, specialty products and marketable chemical products with high added value. The Group will strengthen production control and benchmarking management, keep operating on a low inventory basis, organise enterprise maintenance to avoid peak production, strive to realise that the equipment can operate on a stable, long lasting and optimal basis, and the primary technical and economic indicators will continue to improve. The Group will actively promote the new material business, build high-end carbon material devices, deepen joint-venture-based cooperation in polycarbon and polyoxymethylene, and strive to increase the output of new materials. The Group will improve the marketing network for chemicals, actively expand overseas markets, promote the “basic + high-end” brand building, make good use of the PetroChina e-Chemical platform, and promote the increase in both sales volume and profit. The Group will focus on the construction of key projects. We will complete and put into operation Guangdong Petrochemical, start the construction of Jilin and Guangxi ethylene projects, accelerate the progress of the Tarim Phase II ethylene project and the preliminary work of the four ethylene transformation projects in Sichuan, Daqing, Fushun and Lanzhou. In 2022, we plan to reach the processing volume of crude oil of 1,269.4 million barrels.

In terms of Marketing Business, the Group will keep focusing on market changes, strengthen the efforts of marketing, expand the sales and improve the profitability. The Group will strengthen oil price forecast and closely monitor oil-consumption industries. The Group will strive to increase market share by keeping an eye on various new demand and enhancing customer development efforts. It will develop differentiated marketing strategies by industry, region and product, systematically promote the renovation and upgrading of existing gas stations, accelerate the improvement of integrated operation mechanisms such as “retail + wholesale and direct sales” and “sales + service”, and strive to increase sales. The Group will flexibly use asset-light methods such as joint ventures, franchises, and leases extension to develop refuelling stations for oil and gas, control the development of conventional stations, especially outside-district and high-priced stations, and speed up the construction of new energy stations such as photovoltaic stations, charging and swapping stations, and hydrogen fuelling stations (comprehensive energy service stations). The Group will promote the construction of gas station management 3.0 system and create a digital and intelligent marketing and service platform. It will innovate the business model of non-oil business, speed up the construction of e-commerce platform, strengthen the marketing of convenience stores and cross-border marketing, and strive to improve the sales revenue and gross profit of a single store. The Group will also carefully organise international trade, increase the development of high-end and high-profitability markets and cross-region markets, and improve the export profitability of refined oil and chemical products.

In terms of Natural Gas and Pipeline Business, the Group will optimize the resources and markets, and continue to maintain the advantage position in competition. The Group will selectively develop high-quality projects, deploy potential projects in advance and strengthen market development in different provinces and optimize the distribution of resources, so as to increase the share in high-profitability market and the share in the end-customer market. The Group will vigorously implement refined marketing, classify customers on a precise basis, improve customer service system, optimize resource structure according to the principle of profitability, reduce procurement costs, optimize sales flow, pipeline transportation routes and facility utilization, and allocate more resources to high-profitability market and new industrial areas, chemical parks, new districts in cities and other areas. The Group will improve the market trading system, promote market reform of natural gas prices, flexibly optimize price strategies and online transactions, and promote the decrease in marketing costs and the increase in resource value. The Group will conduct market changes scientifically, explore a specialized contract mechanism including both long-term and short-term contracts and improve marketing management.

In terms of International Business, the Group will continue to optimize the structure of overseas assets, business structure and regional layout, and continue to improve the profitability of investment. It will strengthen fine exploration in mature exploration areas, expand the discovery scale of new areas, and confirm the reserves of more large-scale oil and gas fields of high quality. It will actively promote the construction of key projects, solidly develop new projects in high-profitability core areas overseas, optimize existing assets to a greater extent, carry out on a satisfactory basis the closing and follow-up operation of the Rumaila project. The Group will arrange the extension of high-quality projects and the transfer of rights and interests of newly discovered projects, so as to achieve the optimal allocation of assets and continuous improvement of investment returns.

In terms of green and low-carbon transformation, the Group will comprehensively promote clean production, strengthen the dual control of energy consumption intensity and total volume, highlight the treatment of volatile organic compounds and methane emissions, and achieve synergy between energy saving, pollution reduction and carbon reduction. The Group will promote the construction of new energy bases in “desert, gobi, wasteland” with the integration of wind, solar, gas and storage, accelerate the development of geothermal resources in Beijing, Tianjin, Hebei, Shandong and other areas, and make efforts to provide clean and low-carbon energy.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2021	As at December 31, 2020	Percentage of Change
	RMB million	RMB million	%
Total assets	2,502,533	2,488,400	0.6
Current assets	480,838	486,767	(1.2)
Non-current assets	2,021,695	2,001,633	1.0
Total liabilities	1,093,409	1,121,515	(2.5)
Current liabilities	518,158	605,418	(14.4)
Non-current liabilities	575,251	516,097	11.5
Equity attributable to equity holders of the Company	1,263,815	1,215,421	4.0
Total equity	1,409,124	1,366,885	3.1

For reasons for changes, please read Section (3) in 3.1.3

(2) Principal operations by segment under CAS

	Income from principal operations for the year 2021	Cost of principal operations for the year 2021	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	669,537	490,797	21.4	30.7	22.3	4.1
Refining and Chemicals	967,723	698,114	8.9	26.3	23.2	4.4
Marketing	2,143,071	2,075,302	3.1	45.4	46.0	(0.4)
Natural Gas and Pipeline	410,226	387,041	5.6	13.1	16.9	(2.9)
Head Office and Other	300	223	—	(39.1)	(24.7)	—
Elimination	(1,639,119)	(1,646,471)	—	—	—	—
Total	2,551,738	2,005,006	12.8	36.1	35.0	2.1

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates of the Group under CAS

Name of company	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit/ (loss)
	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	365,574	138,890	226,684	3,898
CNPC Exploration and Development Company Limited	16,100	50.00	200,082	41,575	158,507	8,413
PetroChina Hong Kong Limited	HKD7,592 million	100.00	148,776	54,346	94,430	28,557
PetroChina International Investment Company Limited	31,314	100.00	74,023	146,386	(72,363)	(19,457)
PetroChina International Co., Ltd.	18,096	100.00	222,774	150,427	72,347	6,031
PetroChina Sichuan Petrochemical Co., Ltd.	10,000	90.00	29,290	4,258	25,032	3,383
China Oil & Gas Pipeline Network Corporation (the “PipeChina”)	500,000	29.90	854,496	239,393	615,103	29,776
China Petroleum Finance Co., Ltd.	8,331	32.00	531,904	454,765	77,139	6,304
CNPC Captive Insurance Co., Ltd.	5,000	49.00	11,718	4,759	6,959	424
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	12,876	10,537	2,339	(610)
Mangistau Investment B.V.	USD131 million	50.00	12,147	2,905	9,242	2,114
Trans-Asia Gas Pipeline Co., Ltd.	5,000	50.00	45,448	2,630	42,818	4,067

3.3 Distribution Plan for the Final Dividend for 2021

After overall consideration of the Company’s operating results, financial position and cash flow, etc. and in return for the shareholders, the Board recommends a final cash dividend of RMB0.09622 yuan (inclusive of applicable tax) per share for 2021 to all shareholders. The total amount of cash dividends reaches RMB17.61 billion. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2021 annual general meeting to be held on June 9, 2022. The final dividend of H shares will be paid to all shareholders of H shares whose names appear on the register of members of the Company at the close of trading on June 27, 2022. The register of members of H shares will be closed from June 22, 2022 to June 27, 2022 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 21, 2022. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 27, 2022 are eligible for the final dividend. The final dividend of A shares and H shares for 2021 will be paid on or about June 28, 2022 and July 29, 2022, respectively.

In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 9, 2022. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 27, 2022.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關于國稅發[1993]045號文件廢止後有關個人所得稅征管問題的通知》 promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告2019年第 35號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 27, 2022 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 21, 2022 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 27, 2022.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅〔 2014〕81號）) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the Hong Kong investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Completion of the Closing of the Transfer of Equity Interest in Kunlun Energy Pipeline Assets

Pursuant to the Equity Transfer Agreement dated December 22, 2020 entered into between Kunlun Energy, being a subsidiary of the Company, and PipeChina, all rights, obligations, responsibilities and risks relating to 60% equity interest held by Kunlun Energy in PetroChina Beijing Gas Pipeline Co., Ltd. and 75% equity interest in PetroChina Dalian LNG Co., Ltd. have been transferred from Kunlun Energy to PipeChina. For details, please refer to the announcements published by the Company on the website of the Shanghai Stock Exchange (Announcement No. Lin 2021-008) and the announcement published on the website of the Hong Kong Stock Exchange on April 1, 2021, respectively.

This event did not affect the continuity of the business and the stability of management of the Group, and was conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

4.2 Participation in the Establishment of Industrial Capital Investment Company

In order to accelerate the upgrading and transformation of the Company’s business and enhance its investment in strategic emerging industries, upon deliberation and approval at the ninth meeting of the eighth session of the Board of the Company on April 29, 2021, that the Company, together with CNPC and CNPC Capital Company Limited, contributed RMB2.9 billion, RMB5.1 billion and RMB2.0 billion respectively to jointly establish CNPC Kunlun Capital Company Limited (“Kunlun Capital”). The business scope of Kunlun Capital includes: equity investment, investment management and asset management through private equity funds (subject to the registration and filing to Asset Management Association of China); private equity investment fund management and venture capital fund management services (subject to the registration and filing to Asset Management Association of China); investment activities with its own funds (non-financial investment); venture capital (limited to investment in unlisted companies); financing consulting services; financial consulting; and business management consulting (general business items can be carried out independently; the carrying out of licensed business items is subject to the relevant license or authorization) (for the items subject to approval in accordance with the laws, business activities can be carried out only after obtaining approval from relevant authorities). For details, please refer to the announcements published by the Company on the website of the Shanghai Stock Exchange (Announcement No. Lin 2021-012, Lin 2021-017) and the announcement published on the website of the Hong Kong Stock Exchange on April 29, 2021 and June 24, 2021.

This event did not affect the continuity of the business and the stability of management of the Group, and was conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

4.3 China Strengthened Administration on the Collection of Consumption Tax on Imported Refined Oil Products

On May 12, 2021, the Ministry of Finance, the General Administration of Customs, and the State Taxation Administration issued the “Announcement on Imposing Import Consumption Taxes on Certain Refined Products” (MOF, GAC and SAT Announcement No. 19 of 2021) (《關 于對部分成品油徵收進口環節消費稅的公告》（財政部 海關總署 稅務總局公告2021年第 19號)), which stipulated that from June 12, 2021, for imported products that are classified under specific tariff codes and satisfy the regulations, they will be treated respectively as naphtha and fuel oil that will be levied for import consumption tax.

This event did not affect the continuity of the business and the stability of management of the Group, and was conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

4.4 China Issued Import Tax Policy for Exploration, Development and Utilization of Energy Resources During the “14th Five-Year Plan” Period

On April 12, 2021, the Ministry of Finance, the General Administration of Customs, and the State Taxation Administration issued the “Notice on Import Tax Policies for the Exploration, Development and Utilization of Energy Resources during the 14th Five-Year Plan Period” (Cai Guan Shui [2021] No. 17) (《關于“十四五”期間能源資源勘探開發利用進口稅收政策的通知 》（財關稅〔2021〕17號）), and on April 16, 2021, the Ministry of Finance, NDRC, the Ministry of Industry and Information Technology, the General Administration of Customs, the State Taxation Administration, and the National Energy Administration issued the “Notice on the Administrative Measures for Import Tax Policies for the Exploration, Development and Utilization of Energy Resources during the 14th Five-Year Plan Period” (Cai Guan Shui [2021] No.18) (《關于“十四五”期間能源資源勘探開發利用進口稅收政策管理辦法的通知 》（財關稅〔2021〕18號）), which stipulated that from January 1, 2021 to December 31, 2025, for specific oil and natural gas exploitation and development projects, the offshore oil and gas pipeline emergency rescue projects and the coal-bed methane exploration and development projects, the import of equipment, instruments, spare parts and special purpose tools that meet the requirements shall be exempted from import tariffs and import value-added taxes; for the natural gas (including pipeline natural gas and LNG) imported through the construction projects of cross-border natural gas pipelines and imported LNG receiving, storage and transportation equipment that have been examined and approved by the NDRC, as well as the expansion project of imported LNG receiving, storage and transportation equipment that have been approved by the provincial government, the import value-added tax will be refunded at a certain percentage. The specific refund ratios are as follows: (1) for imported natural gas under the long-term trade gas contract signed before the end of 2014 and confirmed by NDRC, the import value-added tax will be refunded at a rate of 70%; (2) for other natural gas, if the import price is higher than the reference benchmark value, the import value-added tax will be refunded according to the inverted ratio of the import price and the reference benchmark value.

This event did not affect the continuity of the business and the stability of management of the Group, and was conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

4.5 China Issued Policies on Natural Gas Pipeline Transportation Prices

On June 7, 2021, NDRC issued the “Notice on Printing and Distributing the ‘Measures for the Administration of the Natural Gas Pipeline Transportation Prices (Interim)’ and the ‘Measures for the Supervision and Review of the Pricing Cost of Natural Gas Pipeline Transportation (Interim)’” (NDRC Price Regulations [2021] No. 818) (《關于印發〈天然氣管道運輸價格管理辦法（暫行）〉 和〈天然氣管道運輸定價成本監審辦法（暫行）〉的通知》（發改價格規〔 2021〕818號）), which further improved the pricing mechanism for natural gas pipeline transportation, being “permitted cost plus reasonable profit”, and standardized the supervision and review of pricing cost of natural gas pipeline transportation. The new measures was implemented on January 1, 2022 and will be valid for 8 years.

This event does not affect the continuity of the business and the stability of the management of the Group.

4.6 China Continued to Deepen Oil and Gas Price Mechanism Reform

On May 18, 2021, NDRC issued the “Notice on the Action Plan for Deepening the Reform of the Price Mechanism during the 14th Five-Year Plan Period” (NDRC Price [2021] No. 689) (《關于“十四五”時期深化價格機制改革行動方案的通知 》（發改價格〔2021〕689號）), which stipulated that price mechanism reform for oil and natural gas should be steadily promoted during the 14th Five-Year Plan period. In accordance with the reform direction of “controlling the middle and liberalizing the two ends”, and based on independent operation of infrastructures including natural gas pipeline, diversification process of exploration and development, gas supply and sales entities, the market-oriented reform of city gate prices of natural gas shall be steadily promoted, and the linkage mechanism between end sales prices and procurement costs shall be improved; active coordination shall be carried out to promote the fairness and openness in urban gas distribution networks, reduce gas distribution levels, strictly monitor gas distribution prices, explore marketization of end-user sales prices, and research and improve the pricing mechanism of refined products in line with domestic and foreign energy market changes and the progress of domestic institutional reform.

This event did not affect the continuity of the business and the stability of management of the Group, and was conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐ Applicable    ✓ Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable    ✓ Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐ Applicable    ✓ Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐ Applicable    ✓ Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

		2021	2020
	Notes	RMB million	RMB million
REVENUE	(i)	2,614,349	1,933,836
OPERATING EXPENSES
Purchases, services and other		(1,770,019)	(1,267,797)
Employee compensation costs		(154,835)	(147,604)
Exploration expenses, including exploratory dry holes		(24,248)	(19,333)
Depreciation, depletion and amortisation		(231,269)	(213,875)
Selling, general and administrative expenses		(57,802)	(64,345)
Taxes other than income taxes		(228,003)	(195,850)
Other income net		12,980	50,905

TOTAL OPERATING EXPENSES		(2,453,196)	(1,857,899)

PROFIT FROM OPERATIONS		161,153	75,937

FINANCE COSTS
Exchange gain		13,377	14,387
Exchange loss		(12,839)	(14,279)
Interest income		2,984	3,023
Interest expense		(19,739)	(26,528)

TOTAL NET FINANCE COSTS		(16,217)	(23,397)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		13,267	3,533

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	158,203	56,073
INCOME TAX EXPENSE	(iii)	(43,507)	(22,588)

PROFIT FOR THE YEAR		114,696	33,485

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income		232	113
Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences		(4,729)	(10,802)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		(4)	(441)

OTHER COMPREHENSIVE INCOME, NET OF TAX		(4,501)	(11,130)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,195	22,355

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		92,170	19,006
Non-controlling interests		22,526	14,479

		114,696	33,485

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		89,561	14,634
Non-controlling interests		20,634	7,721

		110,195	22,355

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.50	0.10

(2) Consolidated Statement of Financial Position

	Notes	2021	2020
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,459,296	1,452,091
Investments in associates and joint ventures		265,785	250,603
Equity investments measured at fair value through other comprehensive income		1,168	902
Right-of-use assets		208,606	209,786
Intangible and other non-current assets		66,344	67,494
Deferred tax assets		12,161	11,364
Time deposits with maturities over one year		8,064	9,119

TOTAL NON-CURRENT ASSETS		2,021,424	2,001,359

CURRENT ASSETS
Inventories		143,848	128,539
Accounts receivable	(vi)	56,659	52,325
Prepayments and other current assets		112,820	109,262
Financial assets at fair value through other comprehensive income		3,975	8,076
Time deposits with maturities over three months but within one year		26,747	27,319
Cash and cash equivalents		136,789	118,631
Assets held for sale		—	42,615

TOTAL CURRENT ASSETS		480,838	486,767

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	303,002	316,140
Contract liabilities		78,481	91,477
Income taxes payable		9,915	3,730
Other taxes payable		66,859	59,994
Short-term borrowings		53,275	117,542
Lease liabilities		6,626	6,579
Liabilities directly associated with the assets held for sale		—	9,956

TOTAL CURRENT LIABILITIES		518,158	605,418

NET CURRENT LIABILITIES		(37,320)	(118,651)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,984,104	1,882,708

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		771,980	727,955
Reserves		308,560	304,182

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,263,561	1,215,158
NON-CONTROLLING INTERESTS		145,308	151,463

TOTAL EQUITY		1,408,869	1,366,621

NON-CURRENT LIABILITIES
Long-term borrowings		287,175	251,379
Asset retirement obligations		129,405	114,819
Lease liabilities		123,222	122,644
Deferred tax liabilities		26,638	16,380
Other long-term obligations		8,795	10,865

TOTAL NON-CURRENT LIABILITIES		575,235	516,087

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,984,104	1,882,708

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and from the transportation of crude oil, refined products and natural gas. Revenue from contract is recognized primarily at a certain point.

(ii) Profit Before Income Tax Expense

	2021	2020
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investments measured at fair value through other comprehensive income (i)	17	25
Reversal of provision for impairment of receivables	360	95
Reversal of write down in inventories	76	186
Gain on disposal of investment in subsidiaries (i)	3,575	1,242
Gain on Pipeline restructuring (i)	18,320	46,946
Charged
Amortization of intangible and other assets	5,774	5,944
Depreciation and impairment losses:
Owned property, plant and equipment	211,107	194,015
Right-of-use assets	14,388	13,916
Auditors’ remuneration (ii)	47	49
Cost of inventories recognized as expense	2,047,256	1,527,271
Provision for impairment of receivables	775	438
Loss on disposal and scrap of property, plant and equipment (i)	18,959	5,398
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	2,645	3,362
Research and development expenses	16,729	15,746
Write down in inventories	656	8,337

Note(i):

Other income, net primarily includes dividend income from equity investments measured at fair                value through other comprehensive income, gain on Pipeline restructuring and disposal of investment in subsidiaries, loss on disposal of property, plant and equipment and government grants.

(ii):

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 41 million (2020: RMB 62 million) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services

(iii) Income Tax Expense

	2021	2020
	RMB million	RMB million
Current taxes	33,822	14,922
Deferred taxes	9,685	7,666

	43,507	22,588

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2030.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2021	2020
	RMB million	RMB million
Profit before income tax expense	158,203	56,073

Tax calculated at a tax rate of 25%	39,551	14,018
Tax return true-up	(256)	256
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	2,692	1,522
Effect of preferential tax rate	(8,603)	(1,312)
Tax effect of income not subject to tax	(10,305)	(3,612)
Tax effect of expenses not deductible for tax purposes	15,789	5,455
Tax effect of temporary differences and losses in unrecognized deferred taxation	4,639	6,261

Income tax expense	43,507	22,588

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2021 and 2020 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2021	2020
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2021 (a)	23,866	—
Proposed final dividends attributable to owners of the Company for 2021 (b)	17,610	—
Interim dividends attributable to owners of the Company for 2020 (c)	—	16,000
Final dividends attributable to owners of the Company for 2020 (d)	—	16,000

	41,476	32,000

Note (a):

Interim dividends attributable to owners of the Company in respect of 2021 of RMB 0.13040 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 23,866 million. The dividends were paid on September 17, 2021 (A shares) and October 29, 2021 (H shares).

(b):

At the 14th meeting of the 8th Board, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share amounting to a total of RMB 17,610 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings during the year ended December 31, 2022 when approved at the forthcoming 2021 Annual General Meeting.

(c):

Interim dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 16,000 million. The dividends were paid on September 22, 2020 (A shares) and November 13, 2020 (H shares).

(d):

Final dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 16,000 million. The dividends approved at the 2020 Annual General Meeting held on June 10, 2021, and were paid on June 29, 2021 (A shares) and July 30, 2021 (H shares).

(vi) Accounts Receivable

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Accounts receivable	58,073	53,465
Less: Provision for impairment of receivables	(1,414)	(1,140)

	56,659	52,325

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Within 1 year	55,446	51,641
Between 1 and 2 years	816	374
Between 2 and 3 years	194	209
Over 3 years	203	101

	56,659	52,325

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Trade payables	144,419	113,119
Salaries and welfare payable	8,975	8,649
Dividends payable by subsidiaries to non-controlling shareholders	419	952
Interest payable	2,672	4,034
Construction fee and equipment cost payables	92,683	107,199
Other(i)	53,834	82,187

	303,002	316,140

(i)	Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
	RMB million	RMB million
Within 1 year	134,744	104,812
Between 1 and 2 years	2,767	1,696
Between 2 and 3 years	948	2,342
Over 3 years	5,960	4,269

	144,419	113,119

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. The segment information for the operating segments for the years ended December 31, 2021 and 2020 are as follows:

Year Ended December 31,2021	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	688,334	974,972	2,170,062	417,022	3,894	4,254,284
Less: sales between segments	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)

Revenue from external customers	116,629	324,954	1,772,577	397,496	2,693	2,614,349

Depreciation, depletion and amortisation	(175,329)	(28,466)	(20,338)	(5,288)	(1,848)	(231,269)
Profit/(loss) from operations	68,452	49,740	13,277	43,965	(14,281)	161,153

Year Ended December 31, 2020	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	530,807	774,775	1,497,533	370,771	3,547	3,177,433
Less: sales between segments	(437,670)	(492,667)	(276,503)	(35,437)	(1,320)	(1,243,597)

Revenue from external customers	93,137	282,108	1,221,030	335,334	2,227	1,933,836

Depreciation, depletion and amortisation	(150,849)	(23,893)	(17,833)	(19,475)	(1,825)	(213,875)
Profit/(loss) from operations	23,092	(1,834)	(2,906)	72,410	(14,825)	75,937

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

			Unit：RMB million
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	163,536	145,950	35,505	42,787
Accounts receivable	56,659	52,325	7,429	8,412
Receivables financing	3,975	8,076	3,598	2,830
Advances to suppliers	14,598	21,626	6,273	8,861
Other receivables	39,554	26,834	4,327	14,738
Inventories	143,848	128,539	95,828	77,813
Assets held for sale	—	42,615	—	—
Other current assets	58,668	60,802	44,442	44,614

Total current assets	480,838	486,767	197,402	200,055

Non-current assets
Investments in other equity instruments	1,176	910	388	427
Long-term equity investments	265,884	250,698	461,462	451,677
Fixed assets	418,837	415,988	259,790	264,241
Oil and gas properties	816,788	813,888	622,093	598,665
Construction in progress	223,671	222,215	150,829	142,470
Right-of-use assets	139,359	144,338	61,889	66,765
Intangible assets	90,587	86,101	68,884	65,841
Goodwill	7,987	8,125	43	30
Long-term prepaid expenses	11,391	11,869	8,384	8,980
Deferred tax assets	12,161	11,364	—	2,008
Other non-current assets	33,854	36,137	12,786	13,524

Total non-current assets	2,021,695	2,001,633	1,646,548	1,614,628

TOTAL ASSETS	2,502,533	2,488,400	1,843,950	1,814,683

			Unit：RMB million
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	40,010	41,354	23,328	25,923
Notes payable	20,089	19,313	19,369	18,203
Accounts payable	237,102	220,318	90,968	99,276
Contract liabilities	78,481	91,477	57,698	59,877
Employee compensation payable	8,975	8,649	6,669	6,559
Taxes payable	76,774	63,724	51,615	45,769
Other payables	28,493	56,250	72,324	74,496
Liabilities held for sale	—	9,956	—	—
Current portion of non-current liabilities	19,893	81,769	8,644	64,745
Other current liabilities	8,341	12,608	5,918	1,791

Total current liabilities	518,158	605,418	336,533	396,639

Non-current liabilities
Long-term borrowings	198,005	160,140	99,767	68,829
Debentures payable	89,170	91,239	85,000	87,000
Lease liabilities	123,222	122,644	47,976	47,983
Provisions	129,405	114,819	90,941	81,941
Deferred tax liabilities	26,654	16,390	7,914	—
Other non-current liabilities	8,795	10,865	4,678	5,496

Total non-current liabilities	575,251	516,097	336,276	291,249

Total liabilities	1,093,409	1,121,515	672,809	687,888

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	127,375	127,222	127,207	127,044
Special reserve	9,231	10,810	4,829	4,708
Other comprehensive income	(34,737)	(32,128)	250	455
Surplus reserves	211,970	203,557	200,878	192,465
Undistributed profits	766,955	722,939	654,956	619,102

Equity attributable to equity holders of the Company	1,263,815	1,215,421	1,171,141	1,126,795

Non-controlling interests	145,309	151,464	—	—

Total shareholders’ equity	1,409,124	1,366,885	1,171,141	1,126,795

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,502,533	2,488,400	1,843,950	1,814,683

(2) Consolidated and Company Income Statements

			Unit：RMB million
Items	2021	2020	2021	2020
	The Group	The Group	The Company	The Company
Operating income	2,614,349	1,933,836	1,413,409	1,097,522
Less: Cost of sales	(2,071,504)	(1,546,604)	(1,036,399)	(858,403)
Taxes and surcharges	(226,664)	(194,904)	(175,883)	(153,214)
Selling expenses	(71,295)	(71,476)	(48,777)	(49,707)
General and administrative expenses	(51,701)	(55,315)	(30,481)	(33,558)
Research and development expenses	(16,729)	(15,746)	(12,613)	(11,748)
Finance expenses	(17,043)	(24,304)	(14,972)	(20,781)
Including: Interest expenses	(19,739)	(26,528)	(15,162)	(20,484)
Interest income	2,984	3,023	765	558
Add: Other income	14,251	9,889	12,274	6,976
Investment income	35,389	51,845	26,044	114,412
Including: Income from investment in associates and joint ventures	13,267	3,533	10,604	5,314
Credit (losses)	(353)	(341)	(905)	(143)
Asset impairment losses	(27,611)	(23,520)	(6,761)	(13,110)
Gain on asset disposal	1,091	1,423	931	1,302

Operating profit	182,180	64,783	125,867	79,548

Add: Non-operating income	2,983	4,109	2,192	3,206
Less: Non-operating expenses	(26,969)	(12,823)	(21,887)	(7,526)

Profit before taxation	158,194	56,069	106,172	75,228

Less: Taxation	(43,507)	(22,588)	(22,039)	(12,483)

Net profit	114,687	33,481	84,133	62,745

Classified by continuity of operations:
Net profit from continuous operation	114,687	33,481	84,133	62,745
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	92,161	19,002	84,133	62,745
Non-controlling interests	22,526	14,479	—	—
Other comprehensive income, net of tax	(4,501)	(11,130)	(205)	(524)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(2,609)	(4,372)	(205)	(524)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	79	(22)	(30)	(10)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	(4)	(441)	(175)	(514)
Translation differences arising from translation of foreign currency financial statements	(2,684)	(3,909)	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	(1,892)	(6,758)	—	—

Total comprehensive income	110,186	22,351	83,928	62,221

Attributable to:
Equity holders of the Company	89,552	14,630	83,928	62,221
Non-controlling interests	20,634	7,721	—	—
Earnings per share
Basic earnings per share (RMB yuan)	0.50	0.10	0.46	0.34
Diluted earnings per share (RMB yuan)	0.50	0.10	0.46	0.34

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Group, during the twelve months ended December 31, 2021.

7 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with the relevant requirements set out in the Model Code in the reporting period.

8 Compliance with the Corporate Governance Code

For the year ended December 31, 2021, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

9 Audit Committee

The Audit Committee of the Company comprises Mr. Cai Jinyong, Mr. Jiang, Simon X. and Mr. Liu Yuezhen. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2021.

The figures set out in the results announcement of the Group for the year ended December 31, 2021 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2021.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

March 31, 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.